Issuer Free Writing Prospectus
Dated February 26, 2020
Filed Pursuant to Rule 433
Registration No. 333-236647

 Subordinated Notes Offering Presentation  February 2020

 Forward Looking Statements  This presentation may contain forward-looking statements with respect to First Citizens BancShares, Inc.’s (the “Corporation”) financial condition, results of operations and business within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends,“, “forecasts," “projects,” the negative of these terms and other comparable terminology. These forward looking statements may include projections of, or guidance on, the Corporation’s future financial performance, expected levels of future expenses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Corporation’s business or financial results. Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, they are based on current beliefs, expectations and assumptions regarding the future of the Corporation’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many are outside of the Corporation’s control. The Corporation’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.Factors that could influence the accuracy of those forward-looking statements include, but are not limited to, the financial success or changing strategies of the Corporation’s customers, customer acceptance of the Corporation’s services, products and fee structure, the competitive nature of the financial services industry, the Corporation’s ability to compete effectively against other financial institutions in its banking markets, actions of government regulators, the level of market interest rates and the Corporation’s ability to manage its interest rate risk, changes in general economic conditions that affect the Corporation’s loan and lease portfolio, the ability of the Corporation’s borrowers to repay their loans and leases, the values of real estate and other collateral, the impact of acquisitions, and the risks discussed in the section titled “Risk Factors” in the prospectus supplement for the offering to which this presentation relates. A discussion of additional risks and uncertainties affecting the Corporation can be found in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the Securities and Exchange Commission (the “SEC”) and is accessible at the Investor Relations section of the Corporation’s website (www.fistcitizens.com) and on the SEC’s website (www.sec.gov).The Corporation uses certain non-GAAP financial measures in this presentation. These non-GAAP financial measures are reconciled to the most comparable GAAP measures at the end of this presentation. Non-GAAP financial measures are commonly used in the Corporation’s industry, have certain limitations and should not be construed as alternatives to financial measures determined in accordance with GAAP. Non-GAAP financial measures used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies and should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP.  2

Offering Disclaimer We have filed a registration statement (including a prospectus) (File No. 333-236647) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC, including the risk factors described therein, for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Corporation, any underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Piper Sandler Companies toll-free at 866-805-4128. This presentation may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities ina state or jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Certain information contained in this presentation and statements made orally during this presentation relates to or is basedonpublications and other data obtained from third party sources. While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of thispresentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Corporation after the date hereof. 3

 Terms of the Proposed Subordinated Notes Offering  First Citizens BancShares, Inc.  Issuer  Subordinated Notes due 2030  Security  $300 million  Amount  Fixed-to-Floating Rate  Structure  10 Years  Term  5 Years  Call Date  PIPER | SANDLER  Book-Running Manager  General Corporate Purposes  Use of Proceeds  SEC Registered  Issuance Type  Baa1 by Moody’s  Expected Rating

 A Top Tier U.S. Banking InstitutionPurposefully Devoted to Better Banking that Helps People Live Better Lives Since 1898  $39.8B  Assets  $28.9B  Total Loans & Leases  $34.4B  Deposits  1.23%  ROAA  12.9% / 14.2%  ROAE / ROATCE1  27bps  Cost of Deposits  10.9%  CET1 Ratio    Well-established with +100 years of operations    Uncompromising integrity    Work harder, smarter and together    Proven record of growth and capital accretion    Build customer relationships that last decades    Committed to best-in-class governance  Characterizing theFCB story…  A nationwide franchise with:574 branchesHQ: Raleigh, NC7,000+ Associates        California  Arizona  New Mexico  Texas  Oregon  Washington  Wisconsin  Oklahoma  Colorado  Missouri  Florida  Georgia  Tennessee  West Virginia  South Carolina  North Carolina  Virginia  Maryland  See appendix for reconciliation of GAAP to Non-GAAP financial metricsNote: Financial data as of December 31, 2019Source: Company documents; S&P Global Market Intelligence

 Key Investment Highlights  Source: Company documents  Over 122 years of successful operating history spanning various economic cyclesHigh quality balance sheet with an excellent liquidity positionStrong, low-cost core deposit base with a concentration in high-growth Southeast markets, supplemented with steady growth marketsBranch and associate network built to generate and retain a low-cost funding profileHigh-touch community banking approach with excellent middle market and small business reachExtensive track record of sustainable profitability positioned to drive accelerated core earnings growthFortified and well-planned infrastructure capable of scaling up through acquisitionsContinued investments in customer-facing technology to maintain capabilities with the evolving banking marketOpportunistically optimizing capital structure through organic growth, acquisitions and share repurchasesPositive and transparent relationship with primary regulatory supervisors  1  2  3  4  5  6  7  8  9  10

 Our Financial True North = forever firstLong-term Focus Growing Tangible Book Value Through a Unified Organizational Effort  Our PeopleRetain, Recruit & DevelopOur Employees    Our CustomersGrow Deposits and Enhance the Experience    Our OperationsPurge Inefficiencies and Drive Collaboration     Strategies to AchieveFinancial True NorthPrimary Drivers      Continued Organic GrowthCapitalize on our current market’s attractive demographics  Compensated for RiskLoan and investment pricingDuration and balance sheet mix  Growth Through Accretive M&A25 acquisitions in 10 years; Converted 4 banks in 2019Expand in contiguous markets and enter new markets  Protect Funding Costs and Grow IncomeRelationship management, thoughtful branch optimization, product / pricing flexibilityStrong source of fee income businesses to supplement our bottom-line  Run Bank Efficiently~65% efficiency ratio for 2019, down approximately ten percentage points from 20151  Tactical Capital AllocationOptimize capital structure through retained earnings, buybacks, dividends and issuance of new instrumentsPlace capital to higher margin businesses  Efficiency ratio reflects the sum of non-interest expense divided by the sum of net interest income and non-interest incomeSource: Company documents

 We Operate in Some of the Best U.S. MarketsOur Top 10 Markets  Raleigh,NC  Deposits in Market  In-Market Deposit Rank  Note: Deposits in market as of June 30, 2019 as compiled and reported by S&P Global Market IntelligenceSource: FDIC; S&P Global Market Intelligence  $3.4B  #4    Charlotte,NC  $2.7B  #5    Columbia, SC  $1.8B  #4    Asheville, NC  $1.7B  #1    Miami,FL  $1.2B  #27    Atlanta,GA  $1.1B  #17    Greenville, SC  $974M  #6    Charleston, SC  $963M  #5    Wilmington, NC  $829M  #4    Greensboro, NC  $754M  #5    U.S.A  #38  $34.1B    Projected Household Income Growth ’20-’25 (%)  Projected Population Growth ’20-’25 (%)

 Strong and Experienced Management Team  Mr. Frank Brown Holding, Jr. has been Chairman since February 2009 and Chief Executive Officer since January 2008. He previously served as Chief Executive Officer of former subsidiary, IronStone Bank, from February 2009 to January 2011, and President of First Citizens BancShares, Inc. and First Citizens Bank from 1994 to February 2009. He has been employed by First Citizens Bank since 1983.  Frank B. Holding Jr.Chairman & CEOAge: 58  Hope Holding BryantVice ChairmanAge: 57  Ms. Hope Holding Bryant has been Vice Chairman since January 2011 and Corporate Sales Executive since October 2014. She previously served as President of former subsidiary, IronStone Bank, from 2006 until January 2011. She has served as an Executive Vice President of the Bank from 2002 until January 2011, and has been employed by First Citizens Bank since 1986.  Peter M. BristowPresidentAge: 54  Mr. Peter M. Bristow has been President and Corporate Sales Executive since October 2014. He previously served as Executive Vice President and Chief Operating Officer of First Citizens Bancorporation Inc., and President and Chief Operating Officer of First Citizens -SC from 2001 to 2014. He has been employed by First Citizens Bank since 1991.  Mr. Jeffrey L. Ward has been Chief Strategy Officer since October 2014. He previously served as Regional Executive Vice President of the Bank from 2004 to 2014, and has been employed by First Citizens Bank since 1990.  Jeffrey L. WardChief Strategy OfficerAge: 59  Craig L. NixChief Financial OfficerAge: 48  Mr. Craig L. Nix has been Chief Financial Officer since November 2014. He previously served as Executive Vice President and Chief Financial Officer of First Citizens Bancorporation Inc. and First Citizens Bank -SC from 2001 to 2014. He has been employed by First Citizens Bank since 1999.  Lorie K. RuppChief Risk OfficerAge: 55  Ms. Lorie K. Rupp has been Chief Risk Officer since March 2017. She previously served as Chief Accounting Officer from 2013 to 2017. She was a Consulting Director with KPMG, LLP from 2011 to 2013, Senior Vice President of Accounting and Finance of Regions Financial Corporation from 2008 to 2009, and Senior Vice President of Finance of Bank of America from 1990 to 2008. She has been employed by First Citizens Bank since 2013.  Source: Company documents

 History of Profitability and Sound Risk ManagementWe Have Stayed Committed to Continuous Improvement in the Bottom Line  Note: Financial data as of December 31, 2019Source: Company documents; S&P Global Market Intelligence

 Stable Portfolio of Low Cost DepositsOur Primary Funding Base is Well Positioned in Any Rate Environment  Note: Financial data as of December 31, 2019Source: Company documents; S&P Global Market Intelligence  2014  2015  2016  2017  2018  2019  155bps  27bps  6bps  10bps

 Diversified Loan Portfolio with Strong Asset Quality  Nonperforming assets is defined as nonaccrual loans plus other real estate owned; 2) Shown as a percent of loans with a maturity greater than one yearNote: Financial data as of December 31, 2019; Concentration shown as a percent of Total RBC; Fixed, and Floating / Variable Loans shown as a percent of total loans and leases; Source: Company documents; S&P Global Market Intelligence  37%  C&D Concentration  27%  Floating / Variable Loans²  138%  CRE Concentration  62 %  Fixed Loans²  Total Loans:$28.9BYield:4.58%  Asset Quality Highlights  0.58%NPAs¹ / Loans + OREO  0.42%NPAs¹ / Assets  $32M - $42MEstimated increase in retained earnings from the adoption of CECL(15% ̶ 20% decrease in reserves)  11bpsNCOs / Average Loans  0.78%Reserves / Loans  44%  5%  15%  18%  8%  6%  2%  1%  For a discussion of the Company’s adoption and estimated impact of the new CECL standard, see the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019

 Historical Credit Quality TrendsMaintaining Solid Risk Management and Consistent Profitability  Nonperforming assets is defined as nonaccrual loans plus other real estate owned Note: Financial data as of December 31, 2019; U.S. Banks reflects all depositories headquartered in the U.S. as aggregated and defined by S&P Global Market IntelligenceSource: Company documents; S&P Global Market Intelligence  NCOs / Average Loans (bps)  Nonperforming Assets1 / Loans (%)   ROAA (bps)  98  77  78  61  58  81   83  68   56  66  93  92  63  78  57  68  70  94  115  123

  Wealth Management  Consistent Sources of Fee Income  See appendix for reconciliation of GAAP to Non-GAAP financial metricsNote: Financial data as of December 31, 2019; Other includes ATM Income, Gain / (loss) on securities, and other sources of fee incomeSource: Company documents; S&P Global Market Intelligence  Business Lines Highlights  $1.5B mortgage production in 201969% purchase / 31% refinanceOriginators located in North Carolina, South Carolina, Virginia and Wisconsin  Brokerage, trust and private bankingAssets under management / administration of $26BOperating in North Carolina, South Carolina and Virginia   Card Services  Offering personal, business and purchase cards1.1M accounts$7.6B in annual volume   Merchant Services  14,000 active merchants$4.8B in annual merchant volume  2019YFee Income:$553M1  Operating Revenue  22%  20%  19%  18%  6%  4%  3%   Mortgage  Merchant Services1$120M  Cardholder Services1$111M  Deposit Service Charges$105M  Wealth Management$99M  Other Service Charges$32M  Mortgage$21M  Insurance$13M  Other$52M  10%

 Extensive and Diligent M&A Experience Helps Supplement Organic Growth  Note: Financial data as of December 31, 2019; Growth values reflect the Q4 of previous decade (i.e. ’90 – ’99 reflects the growth from Q4 ‘89 to Q4’99); Deposits from FDIC transactions reflect the amount of deposits assumedSource: Company documents; S&P Global Market Intelligence  A Proven History of Growth…  …as an Experienced Acquiror…  …with a Strong Regulatory Position  Community Bankshares, Inc.  1990’s  2000’s  2010’s        ‘10 – ’19116%  ‘00 – ’0990%  ‘90 – ’99163%  $8.5B assets  $1.7B assets  $1.0B assets  $955M assets  $625M assets  Assets ($B)   Growth (%)  Biscayne Bancshares, Inc.

 Our Operating Strategy Has Resulted in Our Market Success  Key Drivers of Our Success  Historical Stock Compounded Annual Growth Rate  Ability to View Returns Over a Long Term TimelineLow-cost, Stable Deposit BaseStrong Capital Base to Support GrowthThoughtful Acquisition StrategyExperienced Management TeamDiligent Risk Management              Note: Market data as of February 25, 2020; Historical Stock Performance reflected for First Citizens BancShares, Inc.’s Class A sharesSource: S&P Global Market Intelligence

 Regulatory Capital TrendsHistorical and Pro Forma Capital for Subordinated Notes and Potential Preferred Stock Issuance1  Subject to market conditions, First Citizens BancShares, Inc. may conduct an offering of depositary shares representing fractional interests in non-cumulative perpetual preferred stock subsequent to the proposed Subordinated Note offering. The data on this page assumes an offering of such depositary shares for gross proceeds of $150MNote: See page 19 for detailed assumptions on issuance amount, illustrative terms and risk weighting; Financial data as of December 31, 2019; Source: S&P Global Market Intelligence  Tier 1 Leverage Ratio (%)  Common Equity Tier 1 Ratio (%)  Tier 1 Ratio (%)  Total Risk-Based Capital Ratio (%)  2019 Pro Forma for:  2019 Pro Forma for:  2019 Pro Forma for:  2019 Pro Forma for:

 Capital Structure and Liquidity  Subject to market conditions, First Citizens BancShares, Inc. may conduct an offering of depositary shares representing fractional interests in non-cumulative perpetual preferred stock subsequent to the proposed Subordinated Note offering. The data on this page assumes an offering of such depositary shares for gross proceeds of $150MNote: See page 19 for detailed assumptions on issuance amount, illustrative terms and risk weighting; Source: Company documents; S&P Global Market Intelligence  First Citizens BancShares, Inc. has the following sources of liquidity at the holding company:$10.0M of cash as of December 31, 2019$0.9B dividend capacity from First Citizens Bank without prior regulatory approval$75M line of creditFCB has the following sources of liquidity at the bank$6.0B of credit from the FHLB (currently $572M outstanding)$3.0B Fed Discount Window availability$2.9B in unencumbered investment securitiesOther capital instruments include:  Regulatory Capital Breakout      Tier 1 / CET1  Tier 2  Total RBC  Allowable ALLL  Common Equity  Sub Debt  Preferred Equity

 Illustrative Impact of the Subordinated Notes and Potential Preferred Stock Issuance¹Double Leverage and Interest Coverage  Note: Risk-weighting on new assets assumes 50%Source: Company documents; S&P Global Market Intelligence  Subject to market conditions, First Citizens BancShares, Inc. may conduct an offering of depositary shares representing fractional interests in non-cumulative perpetual preferred stock subsequent to the proposed Subordinated Note offering. The data on this page assumes an offering of such depositary shares for gross proceeds of $150MIllustrative, and assumes $297M of net proceeds is downstreamed to the bank (based upon an underwriting spread of 0.875% on Subordinated Notes issued and $750,000 of other offering expenses)Illustrative, and assumes $146M of net proceeds is downstreamed to the bank (based upon a blended underwriting spread of 2.41% on the potential issuance of depositary shares representing fractional interests in non-cumulative perpetual preferred stock and $250,000 of other offering expenses)Illustrative, and assumes a pre-tax coupon of 4.00% on the proposed Subordinated Notes issuanceIllustrative, and assumes an after-tax coupon of 5.50% on the potential issuance of depositary shares representing fractional interests in non-cumulative perpetual preferred stock and represents the pre-tax cost of the coupon, assuming a 21% tax rate

 Appendix

 Historical Financial Highlights  Note: Nonperforming assets (NPAs) is defined as nonaccrual loans plus other real estate ownedSource: Company documents; S&P Global Market Intelligence

     Credit Ratings Summary  First Citizens BancShares, Inc.  Issuer  Baa1 (Stable)  Subordinated Debt  Baa3 (Stable)  Preferred Stock  Source: Company documents

 Overview of the Securities Portfolio  Source: Company documents  Total Securities Portfolio:$7.1B  Approximately $376.7 million of cash and equivalents as of December 31, 2019Approximately $7.1 billion in securities, primarily concentrated in government securitiesWeighted average yield of 2.37%Average base duration of 2.2 yearsAverage duration of +100bps shock of 3.2 years

 Current Interest Rate Risk PositionChange in Net Interest Income and Economic Value of Equity versus Change in Interest Rates  Source: Company documents

 GAAP To Non GAAP Reconciliation($000s)  Source: Company documents